Exhibit 99.1

SatixFy Announces Completion of Strategic $60 Million
Transaction with MDA

Rehovot, Israel, October 31, 2023. SatixFy Communications Ltd. (“SatixFy”) (NYSE AMERICAN: SATX), a leader in next-generation satellite communication systems based on in-house-developed chipsets, today announced the completion of the previously announced $60 million transaction with MDA Ltd. (“MDA”) (TSX: MDA), a leading provider of advanced technology and services to the rapidly expanding global space industry.

In line with the original agreement, MDA acquired Satixfy’s digital payload division and UK subsidiary for $40 million and paid an additional $20 million in advanced payments under new commercial agreements (which includes the previous $10 million advanced payment made in June) to be applied to future orders of space grade chips. SatixFy continues to retain all its related ASIC intellectual property and new chips’ development to support the growing market.

The strategic transaction also establishes deep cooperation between SatixFy and MDA to utilize SatixFy’s revolutionary digital payload chip-based technology for advanced digital satellite payloads and is expected to open up SatixFy’s solutions to broader markets and new customers. The strategic transaction is in line with SatixFy’s strategy to focus on being a top leading technology provider to satellite payload design companies, with its unique offering of multi-beam forming and beam-hopping, using its on-board-processing radiation-hardened chipsets.

Nir Barkan, Acting CEO of SatixFy, commented, “The closing of this landmark transaction for SatixFy with MDA, is a major achievement for us. It demonstrates our market leadership and lead in innovation for space-grade chip technology for next-generation satellites. We recently took the strategic decision to focus on being a top technology provider to satellite payload design companies, offering the development of groundbreaking radiation-hardened chipsets, supporting multi-beam digital antennas and on-board processing for the space industry. The conclusion of this transaction with MDA is a strong step forward in this strategy. MDA has been a steadfast SatixFy customer, and we look forward to deepening the collaboration between MDA and SatixFy into new areas. Furthermore, we expect the transaction will allow us to broaden and grow our chipset sales throughout the satellite digital-payload market. Since announcing the transaction, we are seeing increased interest from many industry players. This indicates to us that our new strategy is on the right track, and we believe will to lead to long-term growth in this evolving and expanding market segment.”

About SatixFy

SatixFy develops end-to-end next-generation satellite space and ground communications systems, including satellite multi beam digital antennas, user terminals and modems, based on powerful chipsets that it develops in house.

SatixFy’s products include modems that feature Software Defined Radio (SDR) and Fully Electronically Steered Multi Beam Antennas (ESMA) that support the advanced communications standard DVB-S2X. SatixFy’s innovative ASICs improve the overall performance of satellite communications systems, reduce the weight and power requirements of terminals and payloads, and save real estate for gateway equipment. SatixFy’s advanced VSATs and multi-beam fully electronically steered antenna arrays are optimized for a variety of mobile applications and services, using LEO, MEO and GEO satellite communications systems, for aero/in-flight connectivity systems, high-end communications-on-the-move applications, and more.

SatixFy is headquartered in Rehovot, Israel with additional offices in the UK, US and Bulgaria.

For more information, please refer to www.SatixFy.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to substantial risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to a variety of factors, including, but not limited to, those identified under the section titled “Item 3. Key Information — D. Risk Factors” in our Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the “SEC”) on May 1, 2023 (the “20-F”), and SatixFy’s other filings with the SEC from time to time. These risks and uncertainties include, but are not limited to, the following: SatixFy has limited capital currently available and will need to raise additional capital in the immediate future to fund its operations and develop its technology and chips and satellite communications systems; SatixFy may be unable to raise sufficient capital on favorable or acceptable terms, if at all, and make the necessary investments in technology development; the risk that the transaction with MDA, for the sale of all of the outstanding ordinary shares of SatixFy Space Systems UK Ltd. (“SatixFy Space Systems”) will not yield some or all of the expected benefits of the transaction to SatixFy; the risks associated with the potential loss of revenue resulting from the sale of SatixFy Space Systems; the risk that SatixFy will be unable to perform its contractual commitments to MDA and its affiliates, which could result in, among other things, limitations on its ability to use or dispose of its intellectual property related to its space grade chips and/or the obligation to repay to MDA significant amounts advanced by MDA; the risk that the transaction will not give SatixFy a significant competitive advantage or open up its products to broader markets and new customers; the risk that the transaction will not to lead to increased collaboration between MDA and SatixFy;  the risk that the transaction will not represent a strong step forward in the commercialization of SatixFy’s technology, increase SatixFy’s chipset sale into satellite digital payloads or lead to SatixFy’s long-term growth in this market segment; and the risk that SatixFy will not expand its ground terminals and chipset offering to the satellite communication markets; SatixFy is an early stage company with a history of losses, has generated less revenues than its prior projections, and has not demonstrated a sustained ability to generate predictable revenues or cash flows and may not generate revenue as expected.

Contacts

Investor Contact:
Kenny Green & Ehud Helft, EK Global IR, satixfy@ekglobal.com

Media Contact:
Helena Itzhak / Aviv Sax Nahamoni, info@satixfy.com

SAT-COM